UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Nielsen Holdings plc

(Exact name of registrant as specified in its charter)

England and Wales	001-35042	98-1225347
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

85 Broad Street New York, New York	10004
(Address of principal executive offices)	(Zip Code)

EMILY EPSTEIN

DEPUTY CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

(203) 563-3500

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1—Conflict Minerals Disclosure

Item 1.01—Conflict Minerals Disclosure and Report

Item 1.02—Exhibit

A copy of the registrant’s Conflict Minerals Report for the reporting period from January 1, 2019 to December 31, 2019 is provided as Exhibit 1.01 hereto and is publicly available at www.nielsen.com/investors.

Section 2—Exhibits

Item 2.01—Exhibits

Exhibit 1.01—Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NIELSEN HOLDINGS plc

/s/ Emily Epstein	May 29, 2020
By: Emily Epstein
Deputy Chief Legal Officer and Corporate Secretary

Exhibit Index

Exhibit 1.01 Conflict Minerals Report